Filed by Laboratory Corporation of America Holdings

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Covance Inc.

(Commission File No. 001-12213)

The following communication was sent to employees of LabCorp:

Subject: LabCorp to Acquire Covance

November 3, 2014

Dear Colleagues,

I am pleased to share some exciting news with you. This morning we are announcing that LabCorp will acquire Covance, creating the leading healthcare diagnostics company in the world and a leader in both the medical testing and contract research organization (CRO) industries. The press release we have just issued is attached for your reference. This is a hugely important step for LabCorp that will allow us to offer our customers the complete range of services from medical testing, to drug and diagnostics development, to commercialization, and all the way back to medical testing. Upon completion of the transaction, our company will generate about $8.5 billion in annual revenue – a big step toward our longstanding $10 billion revenue goal.

As you may know, Covance is the world’s most comprehensive drug development company and a leader in nutritional analysis. It is the only provider of preclinical and clinical services that offers a full range of research and development services from discovery to approval. Covance is based in Princeton, N.J. and this will be the operating headquarters of our CRO business, while our corporate headquarters remains here in Burlington, N.C. Covance’s CEO, Joe Herring, will continue to lead the Covance business, which will retain the Covance brand, and report directly to me.

This is an outstanding transaction for both of our organizations and employees. We have known Covance for many years and their culture of innovation and integrity is remarkably similar to our own. Combining our companies will create a one-stop shop for growing pharma outsourcing needs. We have complementary central lab businesses, and we are excited by the capabilities Covance’s early- and late-stage business will bring to our organization. In addition, Covance will expand our customer base, provide us with new sources of revenue, and reduce our exposure to any single payor.

Importantly, this combination aligns perfectly with our five pillar strategy and our vision of becoming a trusted partner to healthcare stakeholders, providing knowledge to optimize decision-making, improve health outcomes, and reduce treatment costs. This acquisition transforms us into a larger, stronger company with a diversified international customer base, complementary capabilities and tremendous opportunities for growth. We are very excited about the new opportunities it creates for our customers and employees as well as the expanded benefits for physicians and patients.

Today’s announcement is the first step in a process that will take some time. This transaction is not expected to be completed until early 2015 and, until that time, both companies will continue to operate as separate and independent organizations, and it will be business as usual at LabCorp. Dr. Steve Anderson will be our integration leader and will begin work immediately to make the combined company a high-performing, best-of-breed leader in medical testing and drug development. Given our compatible cultures, shared vision for the future and diligent planning, I am confident that the integration will be seamless — and there will be many opportunities for professional growth and advancement as part of a larger and more global organization. We will of course keep you apprised of important developments along the way.

Should you receive any inquiries from any outside party about this transaction, please refer them to Sam Eberts at the Corporate Communications telephone number of 336-436-8263 or via email to media@labcorp.com.

An employee FAQ with additional information has been uploaded to OneWorld and may be a helpful resource.

As always, thank you for all your hard work and dedication.

Best regards,

David King Chairman and CEO

Cautionary Statement Regarding Forward Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Laboratory Corporation of America® (“LabCorp”) or Covance Inc. (“Covance”), the management of either such company or the proposed transaction between LabCorp and Covance, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. LabCorp and Covance undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents LabCorp and Covance have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1) LabCorp and Covance may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of LabCorp and Covance or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by LabCorp and Covance. Neither LabCorp nor Covance gives any assurance that either LabCorp or Covance will achieve its expectations.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of LabCorp and Covance described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. All forward-looking statements included in this document are based upon information available to LabCorp and Covance on the date hereof, and neither LabCorp nor Covance assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This document relates to a proposed transaction between Covance and LabCorp, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by LabCorp, and may be deemed to be solicitation material in respect of the proposed transaction. This document is not a substitute for the registration statement and joint proxy statement/prospectus that LabCorp will file with the SEC or any other documents that Covance or LabCorp may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Covance or LabCorp through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus, once it is filed, from Covance by accessing Covance’s website at www.covance.com or upon written request to Covance Inc., Office of the Secretary, 210 Carnegie Center, Princeton, New Jersey 08540, or from LabCorp by accessing LabCorp’s website at www.labcorp.com or upon written request to Laboratory Corporation of America Holdings, Office of the Secretary, 531 South Spring Street, Burlington, North Carolina 27215.

Participants in Solicitation

LabCorp, Covance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Covance’s stockholders in connection with the proposed transaction. Information regarding Covance’s directors and executive officers is contained in the proxy statement for Covance’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Covance’s website at www.covance.com. Information regarding LabCorp’s executive officers and directors is contained in the proxy statement for LabCorp’s 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing LabCorp’s website at www.labcorp.com. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.